Exhibit 99.1

Repsol Oil & Gas Canada Inc.
Calgary, Alberta, Canada
Tel.: 403-237-1234
www.repsol.com
Info@repsol.com

PRESS RELEASE
Calgary, January 8, 2016
3 pages

Repsol Oil & Gas Canada Inc. (formerly Talisman Energy Inc.) Announces Final Results of its Debt Tender Offer

Repsol Oil & Gas Canada Inc. (prior to January 1, 2016 known as Talisman Energy Inc.) (the “Offeror”), announced today the final results of its previously announced tender offer (the “Offer”) to purchase for cash for a combined aggregate principal amount of up to $2,000,000,000 (the “Maximum Tender Amount”) of the 5.85% Senior Notes due 2037 (CUSIP No. 87425E AJ2), 5.50% Senior Notes due 2042 (CUSIP No. 87425E AN3), 6.25% Senior Notes due 2038 (CUSIP No. 87425E AK9), 7.25% Debentures due 2027 (CUSIP No. 87425E AE3) and 5.75% Senior Notes due 2035 (CUSIP No. 87425E AH6) issued by the Offeror (collectively, the “Securities”).

The Offeror accepted for purchase $359,879,000 aggregate principal amount of the 5.85% Senior Notes due 2037, $467,670,000 aggregate principal amount of the 5.50% Senior Notes due 2042, $468,053,000 aggregate principal amount of the 6.25% Senior Notes due 2038, $201,615,000 aggregate principal amount of the 7.25% Debentures due 2027 and $27,314,000 aggregate principal amount of the 5.75% Senior Notes due 2035 that were validly tendered and not validly withdrawn on or prior to 5:00 p.m., New York City time, on December 8, 2015 (the “Early Tender Date”). Settlement in respect of these Securities occurred on December 11, 2015.

In addition, the Offeror accepted for purchase $5,840,000 aggregate principal amount of the 5.50% Senior Notes due 2042, $300,000 aggregate principal amount of the 6.25% Senior Notes due 2038, $41,524,000 aggregate principal amount of the 7.25% Debentures due 2027 and $157,000 aggregate principal amount of the 5.75% Senior Notes due 2035 that were validly tendered following the Early Tender Date but on or prior to 12:00 midnight, New York City time, on December 22, 2015 (one minute after 11:59 p.m., New York City time, on December 22, 2015) (the “Prior Expiration Date”).  Settlement in respect of these Securities occurred on December 24, 2015.

Following the Prior Expiration Date and on or prior to 12:00 midnight, New York City time, on January 7, 2016 (one minute after 11:59 p.m., New York City time, on January 7, 2016) (the “Expiration Date”), an additional $26,000 aggregate principal amount of the 5.85% Senior Notes due 2037 and an additional $100,000 aggregate principal amount of the 7.25% Debentures due 2027 were validly tendered and all such Securities have been accepted for purchase.  Payment for these Securities is expected to be made on January 11, 2016, and holders of such Securities will receive in respect of such purchased Securities the applicable “Tender Offer Consideration”, namely the applicable Total Consideration minus the applicable Early Tender Premium, as set forth in the table below, plus accrued and unpaid interest on such Securities to, but not including, the settlement date.

The aggregate amount of Securities validly tendered and accepted for purchase in the Offer, including Securities validly tendered and not validly withdrawn on or prior to the Early Tender Date and Securities validly tendered following the Early Tender Date but on or prior to the Expiration Date, is set out below:

Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding(1)	Principal Amount Tendered and Accepted	Acceptance Priority Level	Early Tender Premium (per $1,000)	Total Consideration (per $1,000)(2)	Tender Offer Consideration (per $1,000)
5.85% Senior Notes due 2037	87425E AJ2 US87425EAJ29	$500,000,000	$359,905,000	1	$50.00	$852.13	$802.13
5.50% Senior Notes due 2042	87425E AN3 US87425EAN31	$600,000,000	$473,510,000	2	$50.00	$807.82	$757.82
6.25% Senior Notes due 2038	87425E AK9 US87425EAK91	$600,000,000	$468,353,000	3	$50.00	$888.06	$838.06
7.25% Debentures due 2027	87425E AE3 US87425EAE32	$300,000,000	$243,239,000	4	$50.00	$1,068.17	$1,018.17
5.75% Senior Notes due 2035	87425E AH6 US87425EAH62	$125,000,000	$27,471,000	5	$50.00	$847.29	$797.29

(1)         As of the commencement of the Offer.

(2)         Inclusive of the Early Tender Premium.

The Offer was made upon the terms and was subject to the general conditions set forth in the Offer to Purchase dated November 24, 2015, as amended by the Offeror’s press release dated December 9, 2015 announcing an increase in the Maximum Tender Amount to $1,524,531,000, and as further amended by the Offeror’s press release dated December 23, 2015 announcing an increase in the Maximum Tender Amount to $2,000,000,000, establishing a new interim settlement date and extending the Expiration Date to 12:00 midnight, New York City time, on January 7, 2016 (one minute after 11:59 p.m., New York City time, on January 7, 2016).

Citigroup Global Markets Limited and J.P. Morgan Securities LLC acted as dealer managers for the Offer. The tender agent and information agent for the Offer was D.F. King & Co., Inc. Questions regarding the Offer should be directed to Citigroup Global Markets Limited, Liability Management Group, at (800) 558-3745 (toll-free) or (212) 723-6106 (collect) or +44-20-7986-8969 and J.P. Morgan Securities LLC, Liability Management Group, at (866) 834-4666 (toll-free) or (212) 834-3617 (collect).

As previously announced, effective January 1, 2016, the Offeror changed its legal name from Talisman Energy Inc. to Repsol Oil & Gas Canada Inc. The legal name change does not create a new legal entity, affect the Offer or the Securities or affect any rights or obligations under existing agreements, licenses, or permits.

About Repsol Oil & Gas Canada Inc.

Repsol Oil & Gas Canada Inc. is an upstream oil and gas company, incorporated in Canada and is a wholly owned subsidiary of the Spanish integrated energy company Repsol S.A.

For media and general inquiries, please contact:

Brent Anderson

Communications and External Relations Manager

Phone: 403-237-1912

Email: info@repsol.com